Filed by Chittenden Corporation Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Merrill Merchants Bancshares, Inc.

Commission File No.: 000-24715

This filing relates to a press release dated April 19, 2007 issued by Chittenden Corporation. The following is a copy of the press release.

Chittenden Corporation
2 Burlington Square
P.O. Box 820
Burlington, Vermont 05402-0820	Kirk W. Walters
802-658-4000	(802) 660-1561

For Immediate Release

April 19, 2007	32/07

Chittenden Corporation Reports Higher Earnings Per Share, Increases Quarterly

Dividend and Announces New Share Repurchase Plan

Burlington, VT – Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced earnings for the quarter ended March 31, 2007 of $20.0 million, or $0.44 per diluted share, compared to $20.2 million or $0.43 per diluted share from the same period a year ago. Chittenden also announced a 10% increase in its quarterly dividend to $0.22 per share. The dividend will be paid on May 11, 2007 to shareholders of record on April 27, 2007.

In making the announcement, Perrault said, “Although the economic activity in our markets has seen a slowdown, fundamentals continue to be reasonably sound. This, coupled with intense competition, has challenged us in making progress. Nonetheless, the Company’s focus and effort has again produced good results.”

Perrault also announced that the Board of Directors approved a new share repurchase plan on April 18, 2007 for one million shares of the Corporation’s common stock. The repurchase of the common stock may be done in negotiated transactions or open market purchases over the next two years.

FIRST QUARTER 2007 FINANCIAL HIGHLIGHTS

❑	Commercial loans increased 7% from March 31, 2006.

❑	Investment management and trust income increased 10% from the same period a year ago.

❑	Nonperforming assets (NPAs) declined from the first quarter of 2006 and net charge-offs remained low at two basis points.

❑	The Company repurchased 778,000 common shares in the first quarter of 2007.

On January 19, 2007, the Company announced that it had signed a definitive merger agreement whereby Chittenden will acquire Merrill Merchants Bancshares, Inc and its subsidiary, Merrill Merchants Bank, for approximately $111.4 million in cash and stock. Merrill Merchants is a $449 million commercial bank headquartered in Bangor, Maine and the acquisition is expected to close in the second quarter of 2007. The completion of the acquisition remains subject to the approval of the shareholders of Merrill Merchants, as well as various regulatory agencies. Following the completion of the transaction, Merrill Merchants Bank will operate as a separate unit of Chittenden Corporation, maintaining its name and senior management team. Perrault added “We look forward to Merrill Merchants joining us in the second quarter. Merrill’s relationship-based banking model is a great match with Chittenden’s.”

ASSETS

Total assets increased $156 million from a year ago to $6.6 billion at March 31, 2007. Total loans increased 5% from March 31, 2006 to $4.8 billion at the end of the first quarter of 2007. The increases were attributable to growth in the C&I, commercial real estate and multi-family residential properties. The Company’s securities portfolio declined by 10% from the first quarter of 2006 to $1.2 billion at March 31, 2007. The decrease in the securities portfolio from March 31, 2006 was due to maturities and sales that were utilized to fund loan growth.

Chittenden Corporation
2 Burlington Square
P.O. Box 820
Burlington, Vermont 05402-0820	Kirk W. Walters
802-658-4000	(802) 660-1561

For Immediate Release

LIABILITIES

Total deposits increased $146 million from a year ago to $5.5 billion at March 31, 2007. The increase from March 31, 2006 was driven primarily by the Company’s commercial customers and resulted in higher activity in CMA/money market accounts, and jumbo CDs. Other borrowings increased from December 31, 2006 due to the February 14, 2007 issuance of $125 million in subordinated debt securities with a coupon of 5.8%. The Company expects to utilize the proceeds from the issuance of the subordinated debt to redeem its 8.0% trust preferred securities (“TPS”) that are callable on July 1, 2007.

NET INTEREST INCOME

Net interest income on a tax equivalent basis for the three months ended March 31, 2007 was $59.9 million, which was down $1.8 million from the same period a year ago. The decrease in net interest income was primarily attributable to the repurchase of 2.4 million shares of common stock over the last twelve months ($815,000) and the termination of the interest rate swaps on the TPS ($712,000).

The Company’s net interest margin for the first quarter of 2007 was 4.06%, a decrease of 14 basis points from the similar period in 2006. The decline in the net interest margin primarily related to the 2007 issuance of subordinated debt securities (6 basis points), the repurchase of common stock (4 basis points), and the termination of the TPS interest rate swaps (4 basis points).

The Company’s net interest margin for the first quarter of 2007 declined 23 basis points from the fourth quarter of 2006. The decrease in the net interest margin was primarily attributable to higher deposit costs (10 basis points), lower recoveries on nonperforming loans (6 basis points), the subordinated debt securities (6 basis points) and the repurchase of common stock.

NONINTEREST INCOME

Noninterest income increased 3% from the same period a year-ago due to higher investment management and trust fees and insurance commissions. The increase in investment management and trust fees were primarily driven by higher brokerage and mutual fund sales at Chittenden Securities, LLC, and retirement plan services income. The increase in insurance commissions from the first quarter of 2006 was primarily due to higher performance based income.

NONINTEREST EXPENSE

Noninterest expense was $47.3 million for the first quarter of 2007, an increase of 2% from the same period a year ago. The increase from the comparable quarter in 2006 was primarily a result of higher salaries and other expense. Salary expense increased due to normal cost of living adjustments, additional wealth management staffing and the opening of two new branches in 2006. In addition, the Company experienced an increase in other noninterest expense, primarily due to higher accounting and marketing expenses.

INCOME TAXES

The effective income tax rate for the first quarter of 2007 was 29%, compared with 34% for the comparable quarter in 2006. The lower effective income tax rate for the first quarter of 2007 was primarily attributable to higher low income housing credits and charitable contributions as well as a one time change in the tax accounting method for a customer list intangible related to a prior acquisition.

CREDIT QUALITY

The provision for credit losses was $1.5 million, consistent with the first quarter of 2006. NPAs were $23.3 million at March 31, 2007, compared to $24.8 million at March 31, 2006. NPAs as a percentage of total loans at the end of the first quarter of 2007 were 49 basis points, which was down from 55 basis points in the first quarter of 2006. Net charge-offs as a percentage of average loans were 2 basis points for both periods. As a percentage of total loans, the allowance for credit losses excluding municipals was 1.39%, down 4 basis points from the similar period in 2006 and flat with December 31, 2006.

Chittenden Corporation
2 Burlington Square
P.O. Box 820
Burlington, Vermont 05402-0820	Kirk W. Walters
802-658-4000	(802) 660-1561

For Immediate Release

EARNINGS CONFERENCE CALL

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call on April 19, 2007 at 10:30 a.m. eastern time to discuss these earnings results. The Company may answer one or more questions concerning business and financial developments and trends and other business. Some of the responses to these questions may contain information that has not been previously disclosed. Interested parties may access the conference call by calling 877-407-8031. International dial-in number is 201-689-8031. Participants are asked to call in a few minutes prior to the call to allow time for registration. Internet access to the call is also available (listen only) by clicking “webcasts” under the Investor Resources section of the Company’s website at http://www.chittendencorp.com. A replay of the call will be available through April 27, 2007 by calling 877-660-6853, international callers dial in number is 201-612-7415. Replay passcodes (both required for playback): Account #286, Conference ID #236959. A replay of the call will also be available on the Company’s website at the address above for an extended period of time.

Chittenden is a bank holding company headquartered in Burlington, Vermont. Through its subsidiary banks1, the Company offers a broad range of financial products and services to customers throughout Northern New England, Massachusetts and Connecticut, including deposit accounts and services; commercial and consumer loans; insurance; and investment and trust services to businesses, individuals, and the public sector. Chittenden Corporation’s news releases, including earnings announcements, are available on the Company’s website.

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Chittenden intends for these forward-looking statements to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations.

These differences may be the result of various factors, including changes in general, national or regional economic conditions, changes in loan default and charge-off rates, reductions in deposit levels necessitating increased borrowing to fund loans and investments, changes in interest rates, changes in levels of income and expense in noninterest income and expense related activities, competition, failure to satisfy the closing conditions related to the acquisition of Merrill Merchants is a timely manner or at all, costs or difficulties related to the integration of the businesses following the merger, and other risk factors.

For further information on these risk factors and uncertainties, please see Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended December 31, 2006. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Merrill Merchants with and into Chittenden, Chittenden has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a proxy statement/prospectus dated March 27, 2007, which has been mailed to Merrill Merchants shareholders. Investors are urged to read these materials, and any other documents filed by Chittenden or Merrill Merchants with the SEC, because they contain or will contain important information about Chittenden, Merrill Merchants and the merger. Chittenden, Merrill Merchants and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Merrill Merchants in connection with the merger. Information about the directors and executive officers of Chittenden and Merrill Merchants and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus. The proxy statement/prospectus and other relevant materials, and any other documents filed by Chittenden or Merrill with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of these documents by directing a written request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

[1]

Chittenden’s subsidiaries are Chittenden Trust Company, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company, and Ocean National Bank. Chittenden Trust Company also operates under the names Chittenden Bank, Chittenden Services Group, Chittenden Mortgage Services, and it owns Chittenden Insurance Group, LLC, Chittenden Securities, LLC and Chittenden Commercial Finance.

CHITTENDEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In Thousands)

	3/31/07	12/31/06	3/31/06
Assets:

Cash and Cash Equivalents	$232,259	$199,358	$142,887

Securities Available For Sale	1,205,593	1,137,352	1,344,016
FRB / FHLB Stock	15,027	13,403	19,352
Loans Held For Sale	21,991	17,354	19,319

Loans:
Commercial & Industrial (C&I)	865,347	853,839	836,986
Municipal	159,459	141,522	172,443
Multi-Family	247,029	216,049	195,809
Commercial Real Estate	1,977,258	1,942,685	1,827,096
Construction	217,068	232,000	212,824
Residential Real Estate	749,018	751,450	731,798
Home Equity Credit Lines	319,235	322,124	316,355
Consumer	231,221	237,541	254,719

Total Loans	4,765,635	4,697,210	4,548,030
Less: Allowance for Loan Losses	(62,768)	(62,160)	(61,464)

Net Loans	4,702,867	4,635,050	4,486,566

Accrued Interest Receivable	32,802	33,123	32,772
Other Assets	86,512	83,938	93,673
Premises and Equipment, net	68,541	67,036	68,568
Mortgage Servicing Rights	14,209	14,155	13,966
Identified Intangibles	14,332	14,996	16,991
Goodwill	216,038	216,038	216,038

Total Assets	$6,610,171	$6,431,803	$6,454,148

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits:
Demand	$909,309	$966,758	$929,718
Savings	462,935	468,294	489,944
NOW	864,364	861,435	906,934
CMAs/ Money Market	1,663,107	1,655,349	1,584,777
Certificates of Deposit less than $100,000	880,993	848,814	853,645
Certificates of Deposit $100,000 and Over	749,061	678,243	618,319

Total Deposits	5,529,769	5,478,893	5,383,337

Securities Sold Under Agreements to Repurchase	87,017	73,611	53,238
Other Borrowings	261,656	136,409	288,482
Accrued Expenses and Other Liabilities	67,569	71,804	59,295

Total Liabilities	5,946,011	5,760,717	5,784,352

Stockholders’ Equity:
Common Stock	50,261	50,235	50,235
Surplus	276,843	276,034	272,696
Retained Earnings	479,271	468,331	430,811
Treasury Stock, at cost	(126,987)	(105,666)	(64,189)
Accumulated Other Comprehensive Income	(21,263)	(24,008)	(25,216)
Directors Deferred Compensation to be Settled in Stock	6,035	6,160	5,459

Total Stockholders’ Equity	664,160	671,086	669,796

Total Liabilities and Stockholders’ Equity	$6,610,171	$6,431,803	$6,454,148

CHITTENDEN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In Thousands, except for per share amounts)

	For the Three Months Ended
	3/31/07	3/31/06
Interest Income:
Loans	$82,809	$73,265
Investments	12,515	14,694

Total Interest Income	95,324	87,959

Interest Expense:
Deposits	31,351	23,065
Borrowings	5,192	3,898

Total Interest Expense	36,543	26,963

Net Interest Income	58,781	60,996
Provision for Credit Losses	1,500	1,533

Net Interest Income after Provision for Credit Losses	57,281	59,463

Noninterest Income:
Investment Management and Trust	5,667	5,153
Service Charges on Deposits	4,144	3,929
Mortgage Servicing	792	663
Gains on Sales of Loans, Net	1,172	1,370
Credit Card income, Net	1,125	1,192
Insurance Commissions, Net	2,156	2,046
Other	3,027	3,234

Total Noninterest Income	18,083	17,587

Noninterest Expense:
Salaries	23,432	22,917
Employee Benefits	5,867	5,752
Net Occupancy	6,127	6,150
Data Processing	1,043	971
Amortization of Intangibles	665	665
Other	10,153	9,945

Total Noninterest Expense	47,287	46,400

Income Before Income Taxes	28,077	30,650
Income Tax Expense	8,052	10,452

Net Income	$20,025	$20,198

Basic Earnings Per Share	$0.44	$0.43
Diluted Earnings Per Share	0.44	0.43
Dividends Per Share	0.20	0.18

CHITTENDEN CORPORATION

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)

(In thousands, except ratios and per share amounts)

	3/31/07	3/31/06
Selected Financial Ratios

Return on Average Tangible Equity [1]	18.93%	18.92%
Return on Average Equity	12.21%	12.21%
Return on Average Tangible Assets [1]	1.34%	1.35%
Return on Average Assets	1.26%	1.27%
Net Yield on Earning Assets	4.06%	4.20%
Efficiency Ratio[1]	58.72%	56.61%

Tangible Capital Ratio	6.80%	7.02%
Leverage Ratio	9.11%	9.38%
Tier 1 Capital Ratio	10.93%	11.61%
Total Capital Ratio	14.52%	12.82%

Common Share Data
Common Shares Outstanding	44,722	46,748
Weighted Average Shares Outstanding	45,105	46,804
Weighted Average and Common Equivalent Shares Outstanding	45,750	47,401

Book Value per Share	$14.85	$14.33
Tangible Book Value per Share[1]	$9.70	$9.34

Credit Quality Data
Nonperforming Assets (NPAs)	$23,312	$24,844
90 days past due and still accruing	3,930	3,323
NPAs to Loans Plus OREO	0.49%	0.55%

Allowance for Loan Losses	$62,768	$61,464
Reserve for Unfunded Commitments[2]	1,200	1,200

Allowance for Credit Losses (ACL)	$63,968	$62,664

ACL to Loans	1.34%	1.38%
ACL to Loans (excluding Municipals)	1.39%	1.43%
ACL to Nonperforming Loans	274.75%	257.81%

Charge-offs	$1,617	$1,753
Recoveries	725	862

Net Charge-offs	$892	$891

Net Charge-offs to Average Loans	0.02%	0.02%

QTD Average Balance Sheet Data
Securities	$1,191,388	$1,391,413
Loans, Net	4,663,406	4,455,403
Earning Assets	5,927,704	5,915,366
Total Assets	6,427,488	6,430,410
Deposits	5,365,049	5,377,674
Borrowings	328,039	321,073
Stockholders’ Equity	664,993	671,058

1. Reconciliation of non-GAAP measurements to GAAP

Net Income (GAAP)	$20,025	$20,198
Amortization of core deposit intangible, net of tax	432	432

Tangible Net Income (A)	$20,457	20,630

Average Equity (GAAP)	$664,993	671,058
Average Core Deposit Intangible	14,662	17,323
Average Deferred Tax on CDI	(3,993)	(4,610)
Average Goodwill	216,038	216,038

Average Tangible Equity (B)	$438,286	442,307

Return on Average Tangible Equity (A) / (B)	18.93%	18.92%

Average Assets (GAAP)	$6,427,488	6,430,410
Average Core Deposit Intangible	14,662	17,323
Average Deferred Tax on CDI	(3,993)	(4,610)
Average Goodwill	216,038	216,038

Average Tangible Assets (C)	$6,200,781	6,201,659

Return on Average Tangible Assets (A) / (C)	1.34%	1.35%

Efficiency Ratio: is computed by dividing total noninterest expense (less oreo expense, amortization expense, franchise tax and any nonrecurring items) by the sum of net interest income on a tax equivalent basis and total noninterest income (exclusive of gains and losses from bank investment securities, and nonrecurring items). The Company uses this non-GAAP measure, which is used widely in the banking industry, to provide important information regarding its operational efficiency, e.g. ($47,287-$14-$665-$833) / ($59,882+$18,083-14) = 58.72%.

Tangible book value per share: is computed by subtracting goodwill and identified intangibles from equity, and dividing the resultant number by common shares outstanding, e.g. ($664,160-$14,332-$216,038) / 44,722= $9.70.

While the Company’s management uses non-GAAP measures for operational and investment decisions and believes that these measures are among several useful measures for understanding its operating results and financial condition, these measures should not be construed as a substitute for GAAP measures. Non-GAAP measures should be read and used in conjunction with the Company’s reported GAAP operating results and financial information.

2. The reserve for unfunded commitments is included in other liabilities on the accompanying consolidated balance sheet.